# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Track Group, Inc., CIK 0001045942
CUSIP: 81373R109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 E. 5TH AVENUE SUITE 100, NAPERVILLE, Illinois (IL), 60563
Date of event which requires filing of this statement: 04/30/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001214659-25-000866
Filed by CIK 0001705119
Persons authorized to receive notices and communications: CRC Founders Fund, LP, 1528 Wazee Street, Denver, Colorado (CO), 80202, (405) 830-3274

## Reporting persons
- CRC Founders Fund, LP (CIK 0001675729): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 17,930,695; sole dispositive power 0; shared dispositive power 17,930,695; aggregate amount beneficially owned 17,930,695 (43% of the class)
- Carlson Ridge Capital, LLC (CIK 0002124395): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,930,695; sole dispositive power 0; shared dispositive power 17,930,695; aggregate amount beneficially owned 17,930,695 (43% of the class)
- Carlson Ridge Capital GP, LLC (CIK 0002124379): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,930,695; sole dispositive power 0; shared dispositive power 17,930,695; aggregate amount beneficially owned 17,930,695 (43% of the class)
- Smith Denver Johnson (CIK 0001705119): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,930,695; sole dispositive power 0; shared dispositive power 17,930,695; aggregate amount beneficially owned 17,930,695 (43% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Track Group, Inc.
Address of issuer's principal executive offices: 200 E. 5TH AVENUE SUITE 100, NAPERVILLE, Illinois (IL), 60563

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

Due to certain terms of the PIPE Agreement and ETS Purchase Agreement (each as defined and described in Item 4 below), it may be possible that the Reporting Persons and JCP (as defined below, and together with certain of its affiliates, "JCP Investment Management") may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). It is anticipated that JCP Investment Management will separately file a Schedule 13D reporting its beneficial ownership of Shares. The Reporting Persons expressly disclaim beneficial ownership of the Shares beneficially owned by JCP Investment Management.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by CRC Founders were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). Of the 17,555,695 Shares directly owned by CRC Founders, (i) 691,691 Shares have a purchase price of $742,724, including brokerage commissions, (ii) 14,510,714 Shares were purchased for approximately $5,078,750 pursuant to the PIPE Agreement and (iii) 2,353,290 Shares were purchased for approximately $588,323 pursuant to the ETS Purchase Agreement. Pursuant to the PIPE Agreement, CRC Founders also received Warrants (as defined below) to purchase 375,000 Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On April 30, 2026, the Issuer entered into a Securities Purchase Agreement (the "PIPE Agreement") with CRC Founders, JCP Investment Partnership, LP ("JCP LP"), JCP Investment Management, LLC ("JCP Management" and together with JCP LP, "JCP") and the other investor parties thereto (collectively with CRC Founders and JCP, the "Investors") pursuant to which the Issuer issued and sold to the Investors in a private placement an aggregate of (i) 29,471,429 Shares at a price of $0.35 per Share and (ii) warrants to purchase 750,000 Shares at an exercise price of $0.35 per Share, which are exercisable from the date of issuance until the date that is 10 years after such issuance date (the "Warrants"). CRC Founders purchased 14,510,714 Shares and received Warrants to purchase 375,000 Shares in connection with the PIPE Agreement.

The PIPE Agreement provides that each of CRC Founders and JCP shall have the right to designate three (3) directors for election to the Issuer's Board of Directors (the "Board") so long as such party owns at least 30% of the Shares such party acquired pursuant to the PIPE Agreement. Under the PIPE Agreement, the initial designees of CRC Founders to the Board are Denver Smith and Kyle Kidd.

In connection with the PIPE Agreement, on April 30, 2026, the Issuer also entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Investors whereby the Issuer is required to file a registration statement pursuant to the Securities Act of 1933, as amended, to register for resale the Shares issued under the PIPE Agreement and the Shares issuable upon exercise of the Warrants.

Also on April 30, 2026, CRC Founders, JCP and ETS Limited ("ETS") entered into a Stock Purchase Agreement (the "ETS Purchase Agreement") pursuant to which CRC Founders purchased 2,353,290 Shares and JCP purchased 2,353,289 Shares, in each case from ETS at a price of $0.25 per Share.

The foregoing descriptions of the PIPE Agreement, Warrants, Registration Rights Agreement and ETS Purchase Agreement are qualified in their entirety by reference to the full text of the PIPE Agreement, Form of Warrant, Registration Rights Agreement and ETS Purchase Agreement, which are included as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, hereto and are incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 41,335,187 Shares outstanding as of May 4, 2026, based on information provided to the Reporting Persons by the Issuer, plus the Shares underlying the Warrants that may be exercised by the Reporting Persons, as applicable.

As of the date hereof, CRC Founders directly beneficially owned 17,930,695 Shares, including 375,000 Shares underlying the Warrants, constituting approximately 43.0% of the Shares outstanding.

Carlson Ridge Capital, as the investment manager of CRC Founders, may be deemed to beneficially own the 17,930,695 Shares beneficially owned by CRC Founders, constituting approximately 43.0% of the Shares outstanding. Carlson Ridge GP, as the general partner of CRC Founders, may be deemed to beneficially own the 17,930,695 Shares beneficially owned by CRC Founders, constituting approximately 43.0% of the Shares outstanding. Mr. Smith, as the Managing Member of each of Carlson Ridge Capital and Carlson Ridge GP, may be deemed to beneficially own the 17,930,695 Shares beneficially owned by CRC Founders, constituting approximately 43.0% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Except as otherwise set forth herein, there have been no transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D. As further disclosed in Item 4 above, pursuant to the PIPE Agreement, on April 30, 2026, CRC Founders purchased 14,510,714 Shares at a price of $0.35 per Share and received Warrants to purchase 375,000 Shares. Also on April 30, 2026, pursuant to the ETS Purchase Agreement, CRC Founders purchased 2,353,290 Shares at a price of $0.25 per Share.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

The disclosure with respect to the PIPE Agreement, Warrants, Registration Rights Agreement and ETS Purchase Agreement set forth in Item 4 above, including the descriptions of the PIPE Agreement, Warrants, Registration Rights Agreement and ETS Purchase Agreement, is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Securities Purchase Agreement (PIPE Agreement), dated as of April 30, 2026 (incorporated herein by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed with the SEC on May 4, 2026).

99.2 - Form of Warrant to Purchase Common Stock (incorporated herein by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed with the SEC on May 4, 2026).

99.3 - Registration Rights Agreement, dated as of April 30, 2026 (incorporated herein by reference to Exhibit 10.4 of the Issuer's Current Report on Form 8-K filed with the SEC on May 4, 2026).

99.4 - Stock Purchase Agreement (ETS Purchase Agreement), dated as of April 30, 2026, by and among ETS Limited, JCP Investment Partnership, LP, JCP Investment Management, LLC and CRC Founders Fund LP.

## Signatures
- CRC Founders Fund, LP: /s/ Denver J. Smith, Denver J. Smith, Managing Member of its General Partner (05/04/2026)
- Carlson Ridge Capital, LLC: /s/ Denver J. Smith, Denver J. Smith, Managing Member (05/04/2026)
- Carlson Ridge Capital GP, LLC: /s/ Denver J. Smith, Denver J. Smith, Managing Member (05/04/2026)
- Smith Denver Johnson: /s/ Denver J. Smith, Denver J. Smith (05/04/2026)